Exhibit 23.2

233 N. Michigan Ave., Suite 2500 Chicago, Illinois 60601 Telephone: 312-856-9100 Fax: 312-856-1379

Consent of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

CECO Environmental Corp.

Cincinnati, Ohio

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 relating to the CECO Environmental Corp. Employee Stock Purchase Plan, of our reports dated March 13, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of CECO Environmental Corp., appearing in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.

/s/ BDO Seidman, LLP

Chicago, Illinois

June 12, 2009